HOMESTORE ENTERS INTO NEW AGREEMENT WITH AMERICA ONLINE

Companies Settle Arbitration Dispute

WESTLAKE VILLAGE, Calif. – Jan. 9, 2003 – Homestore Inc. (NASDAQ: HOMS) today announced a new 18-month marketing agreement with America Online, the world’s leading interactive services company, that will grant Homestore the continued exclusive right to provide America Online with a wide selection of residential real estate content. Homestore also said it has reached a definitive agreement with America Online to settle a contract dispute which had been the subject of a pending arbitration proceeding and terminate the existing marketing agreement. The company will host a conference call for interested parties today at 5:15 p.m. EST to discuss the new agreement.

Mike Long, Homestore’s CEO, said, “We are pleased to have reached an agreement with AOL that preserves and, in fact, extends the term of our relationship. AOL’s tens of millions of members will continue to find our comprehensive real estate property and professional content within the AOL Service and related America Online interactive brands. And, our professional real estate customers are assured of accessing the largest online audience for themselves and their properties through Homestore’s family of web sites.”

“The agreement with Homestore underscores AOL’s continuing commitment to provide our members with the best content available, and to provide our business partners access to the largest, most engaged online consumer audience,” said Bob Sherman, President of AOL’s Interactive Marketing Group. “Homestore is the clear leader in online real estate content, and we are pleased to continue to provide our members with Homestore’s wide selection of home listings and other information AOL users find valuable.”

As part of the new marketing agreement, which continues through June 2004, Homestore has the exclusive right to provide AOL with its real estate listings and AOL members also will retain access to a wide array of Homestore’s professional content. AOL will offer increased promotion and more prominent integration of Homestore’s content in a redesigned real estate area on the AOL Service. The parties will continue to share advertising revenue in certain home-related categories. Over the term of the agreement, Homestore will make quarterly cash payments of $3.75 million, totaling $22.5 million.

Homestore and America Online have agreed to terminate their previous marketing agreement, which would have ended in July 2003. Homestore will pay AOL $7.5 million in cash to terminate the previous agreement and also will allow AOL to fully draw down on an existing $90 million letter of credit secured by restricted cash on Homestore’s balance sheet. Termination of the previous agreement also eliminates Homestore’s responsibility to provide AOL with an additional “make-whole” payment in July 2003 which, based on Homestore’s current share price, would have been approximately $57 million, payable in cash or stock. Transfer restrictions relating to the approximately 3.9 million shares of Homestore common stock issued to AOL under the previous agreement also have been removed.

In April 2000, Homestore entered into a distribution agreement with AOL. In October 2001, Homestore filed a demand for arbitration with AOL alleging breaches of certain contractual obligations. An arbitration hearing was held in July 2002 and Homestore and AOL submitted Proposed Findings of Fact and Conclusions of Law to the Tribunal on September 20, 2002. The agreement announced today settles the arbitration.

Homestore will host a conference call with interested parties, which will be broadcast live over the Internet today, Thursday, January 9, 2003 at 5:15 p.m. EST (2:15 p.m. PST). Chief Executive Officer Mike Long will discuss the new agreement. In order to participate in the call, investors may log on to http://homestore.com/investorrelations and click on “Conference Call.” RealPlayer software is required and may be obtained at no cost. Please connect to the above site ten minutes prior to the call to load any necessary audio software. A replay of the call will also be available in the same section of the company’s Web site.

ABOUT HOMESTORE
 Homestore (Nasdaq: HOMS) is the real estate industry’s leading media and technology supplier. The company operates the No. 1 network of home and real estate Web sites including flagship site REALTOR.com®, the official Web site of the National Association of REALTORS®; HomeBuilder.com™, the official new homes site of the National Association of Home Builders; Homestore.com™ Apartments & Rentals; and Homestore.com™, a home information resource. Other Homestore advertising divisions are Homestore Plans & Publications and Welcome Wagon®. Homestore’s professional software divisions include Computers for Tracts, The Enterprise, The Hessel Group, Homestore Imaging, Top Producer® Systems and WyldFyre™ Technologies. For more information: http://homestore.com/corporateinfo.

CAUTION REGARDING FORWARD LOOKING STATEMENTS
 This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Homestore’s future operating income. These forward-looking statements are subject to material risks and uncertainties and investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

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Contact:

Rob Whetstone
PondelWilkinson MS&L
Phone: 323-866-6050
Email: rwhetstone@pondel.com